Federated Income Securities Trust

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 16, 2009

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED INCOME SECURITIES TRUST (“Registrant”)
Federated Muni and Stock Advantage Fund (“Fund”)
1933 Act File No. 33-3164
1940 Act File No. 811-4577

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 84 submitted via EDGAR on October 30, 2009.

Under separate cover, the Registrant has previously mailed to you a revised set of revisions to the Fund’s fee table, bar chart and average annual total return table in response to your global comments on Rule 485(a) filings submitted at the end of September 2009 for certain portfolios of Federated Fixed Income Securities, Inc., Federated Total Return Series, Inc. and Federated Equity Funds (“September Filings”).

Please note that the Registrant acknowledges your global disclosure comments as communicated in the September Filings as well as global disclosure comments communicated for the Fund and intends to comply with those comments as noted below.  Please note that the Registrant will bring to your attention promptly for discussion any disclosure matters in its Registration Statement which it believes may differ from those previously agreed upon changes.

Prospectus – Main Cover Page

In accordance with your comment, the Fund will combine the bold paragraph under the Fund name with the investment objective paragraph following the listing of Fund shares and will condense the combined disclosure to remove duplicative language.  The Fund will retain the bold sentence:  “Thus, the Fund is not entirely a “tax-exempt” or “municipal” Fund, and a portion of the income derived from the Fund’s portfolio (or dividend distributions) will be subject to federal income tax.”  As revised, the language following the listing of Fund shares will read as follows:
“A mutual fund seeking to provide tax-advantaged income, with a secondary objective of capital appreciation, by allocating investments primarily between tax-exempt (or municipal) securities and equity (or stock) securities.  Thus, the Fund is not entirely a “tax-exempt” or “municipal” Fund, and, in addition to the Fund’s income being subject to state and local personal income tax, a portion of the income derived from the Fund’s portfolio (or dividend distributions) will be subject to federal income tax.”

Summary Section

1.  Investment Objective:  In accordance with your comment, the Fund will delete the bold second paragraph and will add the following bold sentence immediately after the first sentence: “The Fund is not entirely a “tax-exempt” or “municipal” Fund, and, in addition to the Fund’s income being subject to state and local personal income tax, a portion of the income derived from the Fund’s portfolio (or dividend distributions) will be subject to federal income tax.”

2.  In accordance with your comment, the Fund will remove from the Item 3 disclosure the following sentence: "While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this prospectus."

3.           Introductory Paragraph to the Fee Table:  In accordance with your comment, Registrant will delete the last sentence that includes cross-references to other prospectus sections that are not specific to more detail about breakpoints.

4.  Under “What are the Fund’s Main Investment Strategies,” in accordance with your comment, the Fund will add a parenthetical describing the types of derivatives in which the Fund can invest.  As revised, the final sentence will read:  “The Fund may also invest in derivative contracts (such as, for example, futures contracts, option contracts, and swap contracts) to implement its investment strategies as more fully described in the Fund’s prospectus.”

5.  Under “Fund Management,” in accordance with your comment to provide a specific title for the portfolio managers listed pursuant to Item 5(b) of Form N-1A, the Registrant has confirmed that “Portfolio Manager” is the official designation used to describe the person(s) primarily responsible for day-to-day management of the Fund and is, therefore, an appropriate title pursuant to Item 5(b). Accordingly, the following language will be included:  John L. Nichol, Portfolio Manager, has been the Fund’s portfolio manager since September 2003.  Linda Bakhshian, Portfolio Manager, has been the Fund’s portfolio manager since November 2009.  R.J. Gallo, Portfolio Manager, has been the Fund’s portfolio manager since September 2003.

6.  Under “Purchase and Sale of Fund Shares,” in accordance with your comment to disclose, where applicable, the minimum investment amounts for IRA accounts and systematic investment programs, the Funds will delete the current sentence “Lower minimum investment amounts apply to IRA Account and Systematic Investment Programs” and add the following disclosure:  “The minimum initial and subsequent investment amounts for Individual Retirement Accounts (IRAs) are $250 and $100, respectively.  The minimum subsequent investment amount for Systematic Investment Programs (SIP) is $50.”  In addition the Fund will delete the final two sentences of this section.

7.  Under “Tax Information,” in accordance with your comment, the Fund will delete the sentences:  “Redemptions and exchanges are taxable sales.  The Fund is not a suitable investment for retirement accounts.”

“What are the Fund’s Investment Strategies?”

In accordance with your comment, the Fund confirms that the Fund’s investment objective, as disclosed in the first sentence of this section, is fundamental and may not be changed without shareholder approval.  Therefore, no additional disclosure is required pursuant to Item 9(a) of Form N-1A.

If you have any questions, please do not hesitate to contact me at (412) 288-5741.

Very truly yours,

/s/ Kimberly R. Lieb
Kimberly R. Lieb
Paralegal